

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Mr. Ronald Martell
President and Chief Executive Officer
Jasper Therapeutics, Inc.
2200 Bridge Pkwy Suite #102
Redwood City, CA 94065

>   **Re: Jasper Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 7, 2022**
>   **File No. 333-267777**

Dear Mr. Ronald Martell:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jimmy McNamara at 202-551-7349 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Life Sciences

cc: Jeffrey T. Hartlin